Press Release

Xionics Document Technologies
Intends to Acquire XLI Corporation

Burlington, Mass.-November 14, 1996-Xionics Document Technologies Inc. ("Xionics" or the "Company"), (NASDAQ:XION), Burlington, Mass. and Xerographic Laser Images Corporation ("XLI"), (NASDAQ Bulletin Board: XLCC) North Billerica, Mass. today announced that the companies have signed a Memorandum of Understanding for Xionics to acquire XLI. The terms of the acquisition call for the payment by Xionics of approximately $5.2 million in Xionics stock and cash. The terms of the acquisition must be approved by XLI Stockholders. Simultaneously the companies announced that Xionics has acquired a non-exclusive license giving it immediate access to all XLI printing technology.

XLI develops hardware and software products that produce enhanced resolution output from printers, digital copiers, scanners and fax systems. XLI has announced customers for its technology that include Samsung and Pipeline Associates.

Xionics Document Technologies designs, develops and markets advanced embedded systems technology for use in mainstream offices devices such as printers, copiers, scanners and multifunction peripheral devices. The Company offers integrated, modular software products, along with firmware, that enable the high-speed capture, processing, printing copying and display of complex electronic documents both locally and across networks. The Company provides these products and technologies to over 35 OEM's worldwide, including IBM, Xerox, Canon, Hewlett Packard, Seiko Epson and Sharp. Xionics is also a leading manufacturer of imaging subsystems.

Robert Gilkes, Chairman and CEO of Xionics, commented, "The acquisition of the outstanding resolution enhancement technology created by XLI allows Xionics to control and accelerate the development of the XLI technology, and to optimize its integration into Xionics' PeripheralPower software and silicon to offer our OEM customers the highest possible output quality at the lowest possible price. This integrated technology will provide Xionics with the opportunity to establish for our OEM's a significant competitive advantage in the laser printer, multifunction and digital copier markets. Our research and development group will also focus on the application of XLI technology to the color laser and inkjet markets." Gilkes added, "We also see potential in integrating XLI's board level products into our range of imaging systems. For the current year we anticipate that the financial effect of this transaction will be neutral, except for any potential one-time charges associated with the transaction."

On September 26, 1996, the Company completed an initial public offering of 3,000,000 shares of its common stock.

Xionics Documents Technologies, Inc. is a leading developer of innovative software and silicon for printing, scanning, copying, processing and transmitting paper documents to computer peripherals. Xionics partners with the industry's leading original equipment manufacturers to develop peripherals that provide the performance, output quality and network connectivity for today's office computing market. Xionics also markets, through a worldwide distribution channel, board-level image printing, scanning and viewing acceleration products for production document imaging applications. The company's corporate headquarters is based in Burlington, Massachusetts, with offices in Japan, Germany and the United Kingdom.